UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

William Buzogany, Esq.

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 5

1	NAME OF REPORTING PERSON Gary S. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,680,896
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,680,896
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,680,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%[1]
14	TYPE OF REPORTING PERSON* IN

[1]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement attached as Exhibit 10.1 to the Current Reports on Form 8-K filed with the SEC on March 27, 2017, plus 2,728,752 shares of Common Stock issued to Weichai America on March 31, 2017 pursuant to such Purchase Agreement.

13D

CUSIP No. 73933G202	Page 3 of 5

Item 1.	Security and Issuer

This constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on May 9, 2011, as amended by Amendment No. 1 to Schedule 13D, filed on November 14, 2011, as further amended by Amendment No. 2 to Schedule 13D filed on September 24, 2012, as further amended by Amendment No. 3 to Schedule 13D, filed on January 2, 2013, as further amended by Amendment No. 4 to Schedule 13D, filed on January 16, 2013, as further amended by Amendment No. 5 to Schedule 13D filed on February 2, 2013, as further amended by Amendment No. 6 filed on March 14, 2013, as further amended by Amendment No. 7 filed on April 11, 2013, as further amended by Amendment No. 8 filed on April 23, 2013, as further amended by Amendment No. 9 filed on May 9, 2013, as further amended by Amendment No. 10 filed on July 25, 2013, as further amended by Amendment No. 11 filed on December 18, 2013, as further amended by Amendment No. 12 filed on January 3, 2014, as further amended by Amendment No. 13 filed on June 17, 2014, as further amended by Amendment No. 14 filed on August 18, 2015 as further amended by Amendment No. 15 filed on March 27, 2017, the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 16 is being filed by Gary S. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Except for information provided in Amendment No. 2 to this Schedule 13D, all information pertaining to the identity and background of the Reporting Person remains the same.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Person entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Weichai America Corp. (“Weichai America”) pursuant to which Weichai America purchased 200,000 shares of Common Stock from the Reporting Person in a privately negotiated transaction. Pursuant to the terms of the Share Purchase Agreement, Weichai America acquired the Common Stock at a purchase price of $ 9.50 per share. The Share Purchase Agreement contains customary representations and warranties by Weichai America and the Reporting Person. This privately negotiated transaction was subject to the consent of the Issuer which was obtained on August 8, 2017 and the transaction was completed on August 8, 2017.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete terms of the Share Purchase Agreement, which is attached hereto as Exhibit 8 and incorporated herein by reference.

13D

CUSIP No. 73933G202	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as set forth below:

(a), (b) The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017 (excluding 84,240 shares of unvested restricted stock that were granted and are subject to forfeiture under the Issuer’s incentive compensation plan), as disclosed by the Issuer in the Purchase Agreement attached as Exhibit 10.1 to the Current Reports on Form 8-K filed with the SEC on March 27, 2017, plus 2,728,752 shares of Common Stock issued to Weichai America on March 31, 2017 pursuant to such Purchase Agreement. Based on the foregoing, the 3,680,896 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person, represent approximately 27.0 % of the Common Stock outstanding.

(c) The Reporting Person entered into the Share Purchase Agreement with Weichai America pursuant to which Weichai America purchased 200,000 shares of Common Stock from the Reporting Person in a privately negotiated transaction. Pursuant to the terms of the Share Purchase Agreement, Weichai America acquired the Common Stock at a purchase price of $ 9.50 per share. The Share Purchase Agreement contains customary representations and warranties by Weichai America and the Reporting Person. This privately negotiated transaction was subject to the consent of the Issuer which was obtained on August 8, 2017 and the transaction was completed on August 8, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The Reporting Person entered into the Share Purchase Agreement with Weichai America pursuant to which Weichai America purchased 200,000 shares of Common Stock from the Reporting Person in a privately negotiated transaction. Pursuant to the terms of the Share Purchase Agreement, Weichai America acquired the Common Stock at a purchase price of $ 9.50 per share. The Share Purchase Agreement contains customary representations and warranties by Weichai America and the Reporting Person. This privately negotiated transaction was subject to the consent of the Issuer which was obtained on August 8, 2017 and the transaction was completed on August 8, 2017.

The description of the Share Purchase Agreement is qualified in its entirety by reference to the complete terms of the Share Purchase Agreement, which is attached hereto as Exhibit 8 and incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 8: Share Purchase Agreement between Weichai America Corp. and Gary Winemaster.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2017

By:	/s/ Gary S. Winemaster
Name:	Gary S. Winemaster